FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of April 2013

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

The Registrant will hold its Annual General Meeting of Shareholders on May 23, 2013 at 10:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel.  In connection with the meeting, on or about April 23, 2012, the Registrant will mail to shareholders (i) a Notice of Special General Meeting and Proxy Statement and (ii) a Proxy Card.  Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Special General Meeting and Proxy Statement; Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 16, 2013	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TOWER SEMICONDUCTOR LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On May 23, 2013

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on  Thursday, May 23, 2013, at 10:00 a.m. (Israel time) for the following purposes:

1.	To elect six members to the Board of Directors of the Company for the coming year.

2.	To appoint Mr. Amir Elstein as the Chairman of the Board of Directors.

3.
To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2013 and for the period commencing January 1, 2014 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

4.	To approve the grant of an annual performance bonus for the year 2012 to our chief executive officer, Mr. Russell Ellwanger.

5.	To approve an increase in the number of the Company's authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase.

6.	To receive the board and management's report on the business of the Company for the year ended December 31, 2012, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on April 22, 2013, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board April 16, 2013

i

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On May 23, 2013

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, May 23, 2013, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on April 22, 2013.

As of March 31, 2013, we had outstanding 37,204,247 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 15.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 23, 2013. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. Other than as stated below with respect to Proposal 4, if no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to May 30, 2013 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals 1, 2, 3 and 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

Proposal 4 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.  Furthermore, under the Israeli Companies Law, (A) the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company; and (B) the Compensation Committee and Board of Directors can determine to approve such Proposal 4 even if it is rejected by the shareholders, all as set forth further below in this Proxy Statement.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 4 (please see the definition of the term “Personal Interest” under the description of proposal 4). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 4 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of March 31, 2013, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 37,204,247 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders' agreement pursuant to which they may be able to exercise limited control over certain matters requiring shareholder approval.

Identity of Person or Group	Percent of Class(1)		Percent of Class (Diluted)(2)
Israel Corporation Ltd.	39.49	%(3)	18.78%
Bank Leumi Le-Israel, B.M.	15.45	%(4)	8.42%
Bank Hapoalim, B.M.	15.99	%(5)	8.8%

(1)
Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

(3)
Based on information provided by Israel Corporation Ltd, represents 14,690,224 Ordinary Shares currently owned by Israel Corporation Ltd, and 4,669 Ordinary Shares issuable upon the exercise of options.

(4)
Based on information provided by Bank Leumi Le-Israel, B.M, represents 1,170,787 Ordinary Shares currently owned by Bank Leumi, 139,001 Ordinary Shares issuable upon exercise of warrants and 5,276,150 shares issuable upon conversion of capital notes.

(5)
Based on information provided by Bank Hapoalim, B.M  represents 1,051,731 Ordinary Shares currently owned by Bank Hapoalim, 170,374 Ordinary  Shares issuable upon exercise of warrants and 5,660,626 Ordinary Shares issuable upon conversion of capital notes.

Pursuant to a shareholders' agreement dated January 18, 2001, among Israel Corporation Ltd, SanDisk Corporation, and Macronix International Co., Ltd., under certain terms and conditions each of Israel Corporation Ltd, and Macronix is obligated, among other things, to vote or cause to be voted all of its respective shares for the election to the Board of Directors of nominees designated by each party, certain nominees recommended by the Board, the election of a designee of the Israel Corporation Ltd. to serve as Chairman of the Board (unless agreed to otherwise), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company’s securities, other than the Company’s securities held directly by such party, nor that any such shareholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of eight members, six of whom are elected to the Board of Directors until our next annual meeting and two of whom are External Directors who are appointed by our shareholders for fixed terms pursuant to the Israeli Companies Law. The Board of Directors has nominated the six directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elsteinserved as a member of the Stock Option and Compensation Committee from June 2009 until February 2013. Mr. Elstein serves as Chairman of the Board of Directors of Israel Corp. and as a member of the Board of Directors of Teva Pharmaceutical Industries Ltd.  Mr. Elstein serves as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Nir Gilad has served as a director since May 2007.  Mr. Gilad has served as Chief Executive Officer of Israel Corp. since June 2007.  He previously served as Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May 2007.  From 2004-2006, Mr. Gilad served as Vice-Chief Executive Officer of Migdal Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd.  In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the Treasury Office of the State of Israel.  Throughout the years, Mr. Gilad has been a member and chairman of several boards of directors.  Mr. Gilad holds a B.A. in economics and agricultural management in natural sciences from the Hebrew University of Jerusalem and an M.A. in business administration from Bar Ilan University.

Kalman Kaufman has served as a director and as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman from February 2011 until February 2013. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Sulfurcell, Berlin, Jordan Valley Semiconductors, Medasense and Invisia, and serves as a director in Optimal Test and Whitewater.  He holds engineering degrees from the Technion - Israel Institute of Technology.

 Dana Gross has served as an independent director since November 2008, as a member of the Stock Option and Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Dana is the CEO of Btendo, a developer of personal projection technologies and solutions and a Venture Partner at Carmel Ventures, a leading Israeli Venture Capital firm. From 2006 to 2008, Ms. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Ms. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Ms. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman is a director in several IT companies and serves as consultant to IT and telecom companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

Yoav Doppelt has served as a director since October 2011. Mr. Doppelt is the Chief Executive Officer of Ofer Investments Group. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the boards of directors of a number of companies, including Israel Corporation Ltd., Lumenis Ltd, Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd. and RayV Inc. and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. Mr. Doppelt has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion – Israel Institute of Technology and an MBA degree from Haifa University.

Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Yoav Doppelt will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on August 11, 2011  to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 "RESOLVED that Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Yoav Doppelt are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected."

The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL NO. 2

PROPOSAL TO REAPPOINT MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS

Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors nominated Mr. Amir Elstein to serve as the Chairman of the Board of Directors of the Company until the next annual meeting of the shareholders or until his successor is duly appointed.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed."

The reappointment of Mr. Amir Elstein as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors, with the exception of Mr. Elstein who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote "FOR" the appointment of Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting or until his successor shall be duly appointed.

PROPOSAL NO. 3

PROPOSAL TO APPROVE THE APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2013 and for the period commencing January 1, 2014 and until the next annual shareholders' meeting. The Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall determine the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of its services.

A representative of Brightman Almagor & Co. will be invited to be present at the Meeting. In addition, the fees paid to Brightman Almagor & Co. for its year 2012 audit and non-audit services shall be reported to our shareholders at the Meeting upon request.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 "RESOLVED that the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2013 and for the period commencing January 1, 2014 and until the next annual shareholders' meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditor in accordance with the volume and nature of its services, is hereby approved."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to determine such auditor's remuneration.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2013 and for the period commencing January 1, 2014, and the authorization of the Audit Committee to determine such auditors' remuneration.

PROPOSAL NO. 4

PROPOSAL TO APPROVE THE GRANT OF AN ANNUAL PERFORMANCE BONUS
FOR THE YEAR 2012 TO OUR CHIEF EXECUTIVE OFFICER, MR. RUSSELL ELLWANGER

Mr. Russell Ellwanger was appointed as our CEO on May 1, 2005.   In addition to a base salary and equity based compensation as previously approved by our shareholders, Mr. Ellwanger is also entitled to receive annual performance based compensation  based on an annual performance bonus matrix, which was most recently approved by our shareholders in 2011.

For 2012, the Compensation Committee and Board of Directors approved and recommend to the shareholders to approve to pay Mr. Ellwanger a bonus based on the same matrix, which was previously approved by the shareholders in 2011 with respect to Mr. Ellwanger's 2011 bonus payment, , and calculated as follows:

[0.7*(A)*(annual base salary) + 0.3*(B)*(annual base salary)] * 1.5, where:

A =
 Annual Company performance based score (“Corporate MBO score”) calculated after the end of the year based on various parameters that the Board of Directors approved in May 2012 for 2012, and which can range from 0 to 1.5.

B =	Score to be determined by the Chairman of the Board of Directors of the Company, which can range from 0.5 to 1.5.

The above is subject to the proviso that the total performance-based bonus will not exceed 225% of Mr. Ellwanger’s base salary.

Mr. Ellwanger’s 2012 base salary is $600,000. The actual annual Company performance based score calculated for 2012 based on the parameters for calculating Company performance with respect to the Company plan for 2012 which were approved by the Board of Directors in May 2012, was 0.903 (the "A" component).  This score results in the non-discretionary portion of the performance bonus for Mr. Ellwanger, based on measureable criteria, totaling $568,890.

The Chairman of the Board of Directors proposed and recommended to award a score of 1.1 for “B” component of Mr. Ellwanger’s performance bonus matrix as set forth above.  The Compensation Committee and the Board of Directors have approved the discretionary portion of the annual performance bonus for Mr. Ellwanger in the amount of $297,000, which is based on the "B" component score of 1.1 described above.

Pursuant to a recent amendment to the Companies Law (“Amendment 20”), the terms of office and compensation of the chief executive officer of publicly traded Israeli Companies require the approvals of each of the Compensation Committee of the Company (the “Compensation Committee”), the Board of Directors, and the shareholders of the Company, in such order.

Following the enactment of Amendment 20, the compensation committees of Israeli publicly traded companies must be comprised of at least three members, which include all of the external directors of a company. The external directors must also constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not serve as a member of the compensation committee.  The Board of Directors appointed Ilan Flato, Alex Kornhauser and Dana Gross to the Compensation Committee, and Ilan Flato acts as the chairperson of the Compensation Committee.

Under Amendment 20, a board of directors of an Israeli publicly traded company, following the advisement of the Compensation Committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company's officer holders will be decided.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined based on, and take into account, the following parameters (hereinafter: “Compensation Parameters”):

a.	advancement of the goals of the Company, its working plan and its long term policy;
b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies;
c.	the Company’s size and nature of its operations;
d.	the contributions of the relevant office holders in achieving the goals of the Company and profit in the long term in light of their positions;
e.	the education, skills, professional experience, and achievements of the relevant office holders;
f.	the role of the office holders, areas of their responsibilities and previous agreements with them;
g.	the correlation of the proposed compensation with the compensation of other employees of the Company, and the effect of such differences in compensation on the employment relations in the company; and
h.	the long term performance of the office holder.

Until such time that a company adopts a compensation policy, compensation of officers must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company.  Our Compensation Committee and Board of Directors are aiming to prepare and approve a compensation policy applicable to all officers of the Company, and to bring such policy for approval of the shareholders by September 2013 as required under Amendment 20.  Until such time, management seeks approval for its CEO's compensation in accordance with the transition rules set forth under Amendment 20, as applicable.

In accordance with the transition rules set forth under Amendment 20, the Compensation Committee and the Board of Directors reviewed the annual performance bonus matrix for the year 2012 for Mr. Ellwanger as set forth above and the Chairman of the Board’s proposal to grant a 1.1 score for the discretionary component for the year 2012 to Mr. Ellwanger, all while taking into account the Compensation Parameters, as set forth above. The Compensation Committee and the Board of Directors are of the view that the activities of Mr. Ellwanger as Chief Executive Officer bring value to the Company and contribute greatly to the Company.  In taking into account such Compensation Parameters, the annual performance bonus matrix and the proposed discretionary component to Mr. Ellwanger, the Compensation Committee and the Board of Directors each determined that such proposal is reasonable and appropriate, consistent with past practice of the Company with regards to the annual performance bonus matrix for the chief executive officer and  the discretionary component of Mr. Ellwanger’s annual bonus determined by the Chairman of the Board, and with compensation paid to the chief executive officers of similar companies to ours, and is in the best interest of the Company and its shareholders, in light of Mr. Ellwanger’s important role in the Company, his qualifications and experience, and Mr. Ellwanger’s paramount contribution to the Company’s growth and direction over the previous years.  Prior to the date of the Notice of Meeting,  Mr. Ellwanger, who previously served as a director of our Company, resigned his service as a member of the board of directors.  Our Compensation Committee and Board of Directors intend to reconvene prior to the date of the Meeting in order to ratify Mr. Ellwanger’s annual performance bonus for 2012.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve an annual performance bonus for the year 2012 for our chief executive officer in the amount of $865,890  (which includes a discretionary component of $297,000).”

The approval of the above Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

According to the Companies Law, Proposal 4 may nonetheless be approved by the Company despite shareholder rejection, provided that the Compensation Committee and thereafter the Board of Directors determined that Proposal 4 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 4, based on detailed reasoning, and after having re-examined the proposal and taken the shareholder rejection into consideration.

The Board of Directors recommends that the shareholders vote “FOR” the approval of an annual performance bonus for the year 2012 for our chief executive officer  as set forth above.

PROPOSAL NO. 5

PROPOSAL TO INCREASE THE NUMBER OF THE COMPANY'S
AUTHORIZED ORDINARY SHARES

The Board of Directors of the Company has approved the increase of the Company’s authorized share capital from 120 million Ordinary Shares, NIS 15.00 per Ordinary Share, to 150 million Ordinary Shares, NIS 15.00 per Ordinary Share.

This increase in authorized share capital would allow the Company to meet its future business needs as they may arise. These purposes could include, among other things, possible future conversion of convertible financial instruments into Ordinary Shares or restructuring of Company debt, possible shares issuances to fund future mergers and acquisitions, raise additional capital, the purchase of property or assets, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to increase the Company's authorized share capital to 150 million Ordinary Shares, NIS 15.00 per Ordinary Share, and to amend the Company's Articles of Association to reflect such increase."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the increase in the Company's authorized share capital.

The Board of Directors recommends that the shareholders vote "FOR" the increase of the Company's authorized share capital to 150 million Ordinary Shares.

REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
 DECEMBER 31, 2012 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2012 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained from the Company's website at www.towerjazz.com under "Investor Relations". Copies will also be mailed to shareholders upon request sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Annual General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel April 16, 2013

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

May 23, 2013

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

TOWER SEMICONDUCTOR LTD. For the Annual General Meeting of Shareholders To Be Held On Thursday, May 23, 2013 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Nati Somekh and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on  Thursday , May 23, 2013 at 10:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR Proposals 1 through 5 except with respect to Proposal 4.  In order for your vote to be counted with respect to Proposals 4  you must, in addition to casting your vote, indicate whether you have a “Personal Interest” in such proposal (as such is defined under the respective proposal) by marking either YES or NO in the boxes provided.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General counsel.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

		FOR	AGAINST	ABSTAIN
1. TO ELECT Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Yoav Doppelt as members of the Board of Directors of the Company.	2. TO APPOINT Mr. Amir Elstein as Chairman of the Board of Directors of the Company.	☐	☐	☐

NOMINEES:
____  FOR ALL NOMINEES                             __ Mr. Amir Elstein
                                                                               __  Mr. Nir Gilad
____  WITHHOLD AUTHORITY                     __Mr. Kalman Kaufman
FOR ALL NOMINEES                                  __ Ms. Dana Gross
                                                                                __Mr. Rami Guzman
____  FOR ALL EXCEPT                                   __ Mr. Yoav Doppelt

INSTRUCTION:  To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:    ●
	3. TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2013 and for the period commencing January 1, 2014 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors	☐	☐	☐

	4. TO APPROVE the grant of a performance bonus for the year 2012 to our chief executive officer, Mr. Russell Ellwanger.	☐	☐	☐
		YES	NO
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 4?

For the purposes of this Proxy Card, a “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.
		☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
	5. TO APPROVE an increase in the number of the Company's authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase	☐	☐	☐

Signature of Shareholder: ______________   Date:_______

NOTE:  Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.